Filed by NorthStar Real Estate Income Trust, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: NorthStar Real Estate Income Trust, Inc.

Commission File No. 000-54671

NorthStar Real Estate Income Trust, Inc.

NorthStar Real Estate Income II, Inc.

Q&A Regarding the Combination Transactions

Q:	What are the proposed transactions?

A:	NorthStar Real Estate Income Trust, Inc. (“NorthStar I”), NorthStar Real Estate Income II, Inc. (“NorthStar II”), Colony Capital Operating Company, LLC (“CCOC”) (which is the operating company of Colony NorthStar, Inc. (“Colony NorthStar”)), Colony NorthStar Credit Real Estate, Inc., a newly-formed wholly owned subsidiary of Colony NorthStar (“CLNC” or the “Company”), and other parties have entered into a Combination Agreement (the “Combination Agreement”) pursuant to which:

•	a select portfolio of Colony NorthStar assets and liabilities will be contributed to CLNC (the “Colony NorthStar Contributed Portfolio”);

•	NorthStar I will merge with and into CLNC (the “NorthStar I Merger”), with CLNC surviving the merger; and

•	NorthStar II will merge with and into CLNC (the “NorthStar II Merger” and together with the NorthStar I Merger, the “REIT Mergers”), with CLNC surviving the merger.

The foregoing transactions are referred to herein as the “Combination.” At the closing, Colony NorthStar will be the largest single investor in CLNC and a subsidiary of Colony NorthStar will enter into a management agreement on market terms to serve as CLNC’s external manager.

Q:	Who has already approved the Combination?

A:	Following an extensive diligence and valuation process, the Combination was unanimously approved by the boards of directors of both NorthStar I and NorthStar II, based on the unanimous recommendations of the independent special committees of the boards of directors. The Combination was also approved by the board of directors of Colony NorthStar. The Combination remains subject to the approval of NorthStar I’s and NorthStar II’s stockholders.

Q:	Who are the advisors involved in the transaction?

A:	The following financial and legal advisors are involved in the transaction:

•	J.P. Morgan Securities LLC is acting as the lead financial advisor with Barclays acting as a financial advisor to Colony NorthStar, and Hogan Lovells US LLP is acting as legal counsel to Colony NorthStar.

•	Credit Suisse Securities (USA) LLC is acting as financial advisor to the NorthStar I special committee, and Alston & Bird LLP is acting as legal counsel to NorthStar I and the NorthStar I special committee.

•	Moelis & Company LLC is acting as the financial advisor to the NorthStar II special committee, Venable LLP is acting as legal counsel to the NorthStar II special committee and Greenberg Traurig, LLP is acting as legal counsel to NorthStar II.

Q:	What are the expected strategic and financial benefits of the Combination?

A:	The Combination is expected to deliver a number of strategic and financial benefits to the stockholders of the Company:

•	Creates a Leading Commercial Real Estate Credit REIT: The Company will have approximately $5.5 billion in assets and $3.4 billion in equity value, which will position it as the second largest (by equity value) publicly listed commercial mortgage REIT.

•	Attractive, Stabilized and Well-Diversified Income-Oriented Portfolio: The Company’s portfolio will consist of well-diversified and stabilized investments with attractive in-place yield and potential for capital appreciation and net asset value growth (through equity participations and owned real estate).

•	Sponsorship, Management and Significant Ownership by Colony NorthStar: The substantial ownership by Colony NorthStar (37%), a global leader in real estate and investment management with $56 billion in assets under management and deep transaction and asset management experience across the capital stack through multiple real estate cycles, will align Colony NorthStar’s interests with those of the Company’s stockholders.

•	Differentiated Strategy: The Company will have a diversified investment mandate across the capital structure that should serve to mitigate reinvestment risk and provide flexibility through economic cycles to achieve appropriate risk-adjusted returns.

•	More Efficient Capital Structure and Financing: Given its large size relative to peer companies, the Company expects to have access to multiple financing sources, including credit facilities, capital market securitizations, mortgage debt on real estate and term facilities.

•	Efficient Fee Structure: NorthStar I and NorthStar II stockholders will benefit from a market-driven fee structure, including a management fee charged on invested equity and no acquisition or disposition fees.

Q:	Why is a listing potentially beneficial for NorthStar I and NorthStar II stockholders?

A:	We believe that the public markets value mortgage REITs favorably today. Given the current market dynamics that support the core investment strategies of NorthStar I and NorthStar II, we believe that moving toward a publicly traded vehicle with scale and diversification should allow the Company to be well-positioned to capitalize on the attractive backdrop for commercial real estate lending. In addition, NorthStar I and NorthStar II stockholders will benefit from transparent, market-driven pricing for CLNC shares and, upon conversion of the CLNC Class B common stock received by NorthStar I and NorthStar II stockholders in the Combination, as discussed below, enhanced liquidity for their holdings.

Q:	What is the Company’s expected corporate governance structure?

A:	It is currently expected that the Company will be governed by a seven-person board of directors, including four independent directors. As further discussed below, a subsidiary of Colony NorthStar will serve as external manager of the Company pursuant to a management agreement on market terms.

Q:	Following the Combination, who will manage the Company?

A:	Currently, the following individuals have been identified as senior executives of the Company:

Kevin Traenkle – Chief Executive Officer

•	Executive Vice President and Chief Investment Officer of Colony NorthStar

•	24 year veteran of Colony NorthStar and predecessor entities

•	Involved in many facets of Colony NorthStar, including business strategy, product development, global client relations, oversight of individual investment and divestment decisions, as well as portfolio construction and risk management

Sujan Patel – Chief Financial Officer

•	Managing Director and Co-Head of U.S. Investment Management of Colony NorthStar

•	10 year veteran of Colony NorthStar and predecessor entities (16 years of total commercial real estate experience)

•	Responsible for the sourcing, structuring and execution of Colony NorthStar’s opportunistic equity, credit oriented investments and strategic investments

Q:	What are the expected terms of the Company’s management agreement with Colony NorthStar?

A:	Similar to other large, publicly traded debt-focused commercial real estate companies, the Company will be externally managed pursuant to a management agreement with a subsidiary of Colony NorthStar consistent with the following market standard terms:

•	base management fee of 1.5% of stockholders’ equity;

•	incentive management fee of 20% of core earnings over a 7% hurdle rate;

•	initial term of three years, annual renewals thereafter unless either party elects to terminate; and

•	termination fee of three times the average annual base and incentive management fees earned over prior two years.

Q:	What will NorthStar I and NorthStar II stockholders receive in the Combination if completed?

A:	It is currently expected that, upon the closing of the Combination, Colony NorthStar and its affiliates will own approximately 37%, NorthStar I stockholders will own approximately 32% and NorthStar II stockholders will own approximately 31% of CLNC on a fully diluted basis, subject to certain adjustments as set forth in the Combination Agreement.

The relative percentage interests of Colony NorthStar, NorthStar I and NorthStar II were based on the agreed-upon estimated value of each party’s contributed equity as of the date of the Combination Agreement. The estimated contribution values and associated exchange ratios were approved by the special committees and boards of directors of NorthStar I and NorthStar II and by the board of directors of Colony NorthStar, and were established through a valuation process that included a review of independent third-party valuation ranges for the assets and liabilities of the Combination parties as of March 31, 2017, as adjusted by the parties for subsequent earnings, distribution activity and share redemptions, as applicable. The valuation methodologies were consistently applied across all parties. The estimated value of NorthStar I’s contributed equity was approximately 32% of the total equity contributed by the parties to the Combination, and the estimated value of NorthStar II’s contributed equity was approximately 31% of the total equity contributed by the parties to the Combination. As discussed below, the ultimate value received by NorthStar I stockholders and NorthStar II stockholders will depend on a number of factors, including market conditions at the time of closing and the price at which CLNC shares trade following a listing.

If the Combination is completed, and assuming the exchange ratios are not adjusted pursuant to the terms of the Combination Agreement, each outstanding share of NorthStar I common stock will be converted into 0.3532 shares of CLNC Class B common stock, and each outstanding share of NorthStar II common stock will be converted into 0.3511 shares of CLNC Class B common stock, in each case classified as follows: (i) 10% as shares of CLNC Class B-1 common stock, (ii) 45% as shares of CLNC Class B-2 common stock and (iii) 45% as shares of CLNC Class B-3 common stock. Each share of CLNC Class B common stock will convert into one share of CLNC Class A common stock following an initial public offering or listing of the CLNC Class A common stock on a national securities exchange, as further described below in “What are the short-term liquidity restrictions on the CLNC shares that NorthStar I and NorthStar II stockholders are receiving?”

The exchange ratios described above generally are fixed, but may be adjusted under certain limited circumstances as set forth in the Combination Agreement, including if NorthStar I or NorthStar II, as the case may be, declares or pays dividends in excess of amounts specified in the Combination Agreement.

Q:	What are the short-term liquidity restrictions on the CLNC shares that NorthStar I and NorthStar II stockholders will receive?

A:

Only the CLNC Class A common stock is expected to be listed on a national securities exchange. Certain restrictions on the sale of CLNC common stock will be implemented in order to facilitate an orderly and successful listing of CLNC shares. As discussed above, stockholders of NorthStar I and NorthStar II will receive shares of CLNC Class B common stock, which will be classified and convert into shares of CLNC Class A common stock as follows:

•	10% as shares of CLNC Class B-1 common stock, which will convert to CLNC Class A common stock upon the earlier to occur of (i) 30 days following the date of an initial public offering of the CLNC Class A common stock on a national securities exchange (the “IPO Date”) and (ii) if CLNC does not consummate an initial public offering, the listing of the CLNC Class A common stock on a national securities exchange (the “Listing Date”);

•	45% as shares of CLNC Class B-2 common stock, which will convert to CLNC Class A common stock on the date that is 180 days following the IPO Date or Listing Date, as applicable; and

•	45% as shares of CLNC Class B-3 common stock, which will convert to CLNC Class A common stock as of the close of trading on the one-year anniversary of the IPO Date or Listing Date, as applicable.

In addition, Colony NorthStar will be restricted from selling all of its CLNC shares for one year following the closing of the Combination.

Q:	What is the estimated value of what NorthStar I and NorthStar II stockholders will receive as consideration in the Combination?

A:	Because holders of NorthStar I and NorthStar II common stock will receive CLNC Class B-1 common stock, CLNC Class B-2 common stock and CLNC Class B-3 common stock, which we refer to collectively as CLNC Class B common stock, as consideration for the Combination, the value of the consideration that NorthStar I and NorthStar II stockholders receive will depend on the per share value of CLNC Class B common stock following the Combination. Prior to the Combination, there has not been and will not be an established public market for CLNC common stock. The price of CLNC Class A common stock following the Combination will be unknown until the commencement of trading of the CLNC Class A common stock following completion of the Combination. The shares of CLNC Class B common stock received by NorthStar I and NorthStar II stockholders will convert to shares of CLNC Class A common stock as described in “What are the short-term liquidity restrictions on the CLNC shares that NorthStar I and NorthStar II stockholders are receiving?” above.

Q:	Will any assets of NorthStar I or NorthStar II be excluded from the Combination?

A:	Yes, one asset of NorthStar I will not be acquired by CLNC in the NorthStar I Merger. Prior to the closing of the Combination, (i) NorthStar I may sell this asset to a third party and will distribute any net cash proceeds from such sale in excess of $65 million to the holders of NorthStar I common stock, and (ii) NorthStar I will transfer any unsold portion of such asset to a liquidating trust, the beneficial interests of which will be distributed pro rata to NorthStar I stockholders as of the time of such distribution as additional transaction consideration. If NorthStar I does not sell the specified asset to a third party prior to the closing of the Combination, Colony NorthStar has committed to purchase a senior interest in this asset at closing for $65 million and NorthStar I will transfer the junior interest in the asset to a liquidating trust, the beneficial interests of which will be distributed pro rata to NorthStar I stockholders as of the time of such distribution as additional transaction consideration.

Q:	What are the expected tax consequences of the Combination?

A:	Although NorthStar I and NorthStar II stockholders should consult their own tax advisors regarding the tax consequences of the Combination, at this time it is intended that the Combination would be tax-free to all parties for U.S. federal income tax purposes.

Q:	What terms and conditions need to be met in order to close the Combination?

A:	The completion of the Combination is subject to the fulfillment or waiver of specified closing conditions, including, among others: (i) approval of the NorthStar I Merger by the affirmative vote of a majority of the outstanding shares of NorthStar I common stock entitled to vote as of the record date for the special meeting of stockholders of NorthStar I; (ii) approval of the NorthStar II Merger by the affirmative vote of a majority of the outstanding shares of NorthStar II common stock entitled to vote as of the record date for the special meeting of stockholders of NorthStar II; (iii) the effectiveness of certain amendments to the charter of each of NorthStar I and NorthStar II; (iv) approval for listing and commencement of trading of the CLNC Class A common stock on a national securities exchange in connection with either an initial public offering or listing of such shares; (v) the absence of a material adverse effect on any of NorthStar I, NorthStar II or the Colony NorthStar Contributed Portfolio; (vi) receipt of certain tax opinions relating to REIT status and the tax-free nature of the transactions; (vii) execution of a stockholders agreement and registration rights agreement between CCOC and CLNC; and (viii) the receipt by CCOC of an ownership waiver in respect of its ownership of shares of common stock of CLNC.

Q:	When do the parties anticipate making the requisite filings with the SEC?

A:	As promptly as practicable following the signing of the Combination Agreement, the Company, the surviving company of the Combination, will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NorthStar I and NorthStar II and that also will constitute a prospectus of the Company.

Q:	How long is the stockholder proxy vote process anticipated to run?

A:	Once the Form S-4 has been declared effective by the SEC, proxies will be mailed to NorthStar I’s and NorthStar II’s respective stockholders. It is currently anticipated that proxy mailings will commence sometime during the 4th quarter of 2017.

Q:	When is the Combination anticipated to close?

A:	Subject to the satisfaction or waiver of applicable closing conditions (including the receipt of the requisite approval of NorthStar I’s and NorthStar II’s respective stockholders and the approval for listing of shares on a national securities exchange by CLNC), the Combination is anticipated to close either in late 2017 or the first quarter of 2018.

Q:	Do stockholders need to do anything in respect of their shares now?

A:	No. Promptly after the closing of the REIT Mergers, NorthStar I and NorthStar II stockholders will receive a letter of transmittal from CLNC’s exchange agent and instructions for how to effectuate the exchange of shares of NorthStar I and NorthStar II common stock for the applicable merger consideration.

Q:	Will NorthStar I and NorthStar II continue to pay dividends prior to the closing of the REIT Mergers?

A:	Yes, each of NorthStar I and NorthStar II expect to continue to pay its regular daily dividends of US$0.001917808 per share (in the case of NorthStar II Class T shares, less the distribution fees that are payable with respect to such Class T shares) in respect of any record date prior to the effective time of the REIT Mergers.

In addition, the Combination Agreement contemplates that, immediately prior to the closing of the Combination, CLNC will calculate the amounts by which distributions by NorthStar I and NorthStar II from July 1, 2017 through the day immediately preceding the closing date have exceeded such company’s funds from operations. A special dividend will be declared by whichever of the two companies has generated the least amount of cash leakage in excess of funds from operations in order to true up the contributed values of NorthStar I and NorthStar II in relation to each other. In addition, immediately prior to the closing of the Combination, CLNC will declare a special distribution to CCOC in an amount that is intended to compensate CCOC for the loss in value of NorthStar I and NorthStar II during this period as a result of the distributions made in excess of funds from operations.

Q:	What is the status of NorthStar I’s and NorthStar II’s DRP and SRP programs?

A:	In line with industry standard practices for transactions of this type and to ensure a stable share count through closing, in connection with the announcement of the Combination, each of NorthStar I and NorthStar II announced the suspension of both the distribution reinvestment plan (the “DRP”) and the share repurchase program (the “SRP”) until further notice. The suspension of each SRP is effective as of September 7, 2017 and as a result, no further share repurchases will be processed. The suspension of each DRP will go into effect prior to the monthly distributions to be paid on or about October 1, 2017 and as a result, after the distribution on September 1, 2017, all stockholders will receive cash distributions until the completion of the Combination.

Q:	What resources are available to me to learn more about the proposed transactions?

A:	Please refer to the information below under the heading “Additional Information about the Proposed Transaction and Where to Find It.” Each of NorthStar I and NorthStar II filed a Form 8-K announcing the transaction on August 28, 2017, which can be found through the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov or by visiting NorthStar I’s website at http://www.northstarsecurities.com/income/investor/sec-filings.html or NorthStar II’s website at http://income2.ir.northstarsecurities.com/overview. The press release announcing the proposed transactions as well as the investor presentation are attached as exhibits to NorthStar I’s and NorthStar II’s Form 8-K and are also available on the websites mentioned above.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Colony NorthStar, NorthStar I and NorthStar II will cause CLNC, the surviving company of the combination, to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NorthStar I and NorthStar II and that also will constitute a prospectus of CLNC. Each of Colony NorthStar, NorthStar I and NorthStar II may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Colony NorthStar, NorthStar I or NorthStar II may file with the SEC. INVESTORS AND SECURITY HOLDERS OF COLONY NORTHSTAR, NORTHSTAR I AND NORTHSTAR II ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, THE CURRENT REPORTS ON FORM 8-K FILED BY EACH OF COLONY NORTHSTAR, NORTHSTAR I AND NORTHSTAR II IN CONNECTION WITH THE ANNOUNCEMENT OF THE ENTRY INTO THE COMBINATION AGREEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT

THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Colony NorthStar, NorthStar I and NorthStar II through the website maintained by the SEC at www.sec.gov or by contacting the investor relations departments of Colony NorthStar, NorthStar I and NorthStar II at the following:

Contacts:

Colony NorthStar, Inc.

Addo Investor Relations

Lasse Glassen

310-829-5400

NorthStar Real Estate Income Trust, Inc.

Investor Relations

(877) 940-8777

NorthStar Real Estate Income II, Inc.

Investor Relations

(877) 940-8777

Participants in the Solicitation

Each of NorthStar I and NorthStar II and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction. Information regarding NorthStar I’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NorthStar I’s Annual Report on Form 10-K for the year ended December 31, 2016 and its annual proxy statement filed with the SEC on April 28, 2017. Information regarding NorthStar II’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NorthStar II’s Annual Report on Form 10-K for the year ended December 31, 2016 and its annual proxy statement filed with the SEC on April 28, 2017. A more complete description will be available in the registration statement on Form S-4 to be filed by CLNC and the joint proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement. Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward-looking statements: the failure to receive, on a timely basis or otherwise, the required approvals by each of the NorthStar I and NorthStar II stockholders, governmental or regulatory agencies and third parties; the risk that a condition to closing of the Combination may not be satisfied (including the listing by CLNC of its Class A common stock on a national securities exchange); each party’s ability to consummate the Combination; operating costs and business disruption may be greater than expected; and the ability to realize substantial efficiencies as well as anticipated strategic and financial benefits, and the impact of legislative, regulatory and competitive changes. The foregoing list of factors is not exhaustive. Additional information about these and other factors can be found in each of Colony NorthStar’s, NorthStar I’s and NorthStar II’s reports filed from time to time with the SEC. There can be no assurance that the Combination will in fact be consummated.

We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date hereof. None of Colony NorthStar, NorthStar I or NorthStar II is under any duty to update any of these forward-looking statements after the date hereof, nor to conform prior statements to actual results or revised expectations, and none of Colony NorthStar, NorthStar I or NorthStar II intends to do so.